November 2, 2006


By facsimile to (212) 839-5599 and U.S. Mail


Mr. Nathan D. Leight
Chairman
Aldabra Acquisition Corporation
Great Lakes Dredge & Dock Holdings Corp.
c/o Terrapin Partners LLC
540 Madison Avenue, 17th Floor
New York, NY 10022

Re:	Aldabra Acquisition Corporation
	Great Lakes Dredge & Dock Holdings Corp.
	Pre-effective Amendment 1 to Registration Statement on Form
S-4
	Filed October 16, 2006
	File No. 333-136861

Dear Mr. Leight:

	We reviewed the filing and have the comments below.

General

1. Refer to prior comment 1. State what Great Lakes` net indebtedness and working capital and Aldabra`s working capital were as of August 31, 2006 that were used in the calculation. For greater clarity, consider presenting the example in tabular format. We note the disclosure, for example, in note (i) to the unaudited pro forma condensed consolidated balance sheet and statements of operations.

Letter to Shareholders

2. Refer to prior comment 3. As requested previously, replace the discussion of the technical use of merger subsidiaries and state clearly at the outset that:

* Aldabra will acquire the parent of Great Lakes Dredge &
Corporation
or Great Lakes.

* Aldabra will be renamed Great Lakes upon completion of the merger transactions.

As requested previously, revise similarly the notice of special meeting of stockholders and the prospectus` outside front cover page.
You may wish to refer to the disclosure in the first Q&A although that Q&A does not state that Aldabra will be renamed Great Lakes upon the merger transactions` completion.

3. Consider updating the closing sale price of Aldabra common stock, warrants, and units. We note that the price information is of August
17, 2006.

The Great Lakes Merger, page 3

4. We note your response to prior comment 6. Disclose the basis for the range of values used in the table.

Other Factors, page 9

5. Refer to prior comment 11.  Quantify here and on page 56:

* the number of Great Lakes Holdings` shares that will be available for sale after the mergers` closings.

* The number of underlying shares eligible for resale if Aldabra`s outstanding warrants which will become exercisable for Great Lakes Holdings` common stock are exercised.

* The number of shares entitled to registration rights.

Certain Financial Projections, page 10

6. Please remove the language that stockholders should not rely on the projections.

Conditions to the Great Lakes Merger, page 12

7. Refer to prior comment 13. As noted previously, conditions to the
Great Lakes merger include receipt by Aldabra and Great Lakes of favorable tax opinions as disclosed on pages 76 and 77. Further, section 5D of Article 5 in the merger agreement filed as exhibit A stipulates that any condition for a party`s benefit may be waived by that party. Since the tax consequences are material to an investor and a representation of the tax consequences is given in the filing, we reissue that portion of the comment for Aldabra to file the tax opinion of Kirkland & Ellis LLP as an exhibit to the registration statement.

 Allow us sufficient time to review the executed tax opinion of Kirkland & Ellis before requesting acceleration of the registration statement`s effectiveness.

Interests of Great Lakes` and Aldabra`s Directors and Executive
Officers in the Merger, page 15

8. Refer to prior comment 15. Revise the disclosure to include the price paid by each of Aldabra`s directors and officers for the shares of Aldabra common stock purchased:

* before Aldabra`s initial public offering or IPO.

* after Aldabra`s IPO.

Similarly, revise the disclosure to include the price, if any, paid by Mr. Nathan D. Leight or his affiliates for the 14,000 warrants acquired as part of units.

Similarly, revise the disclosure to include the price paid by Terrapin Partners Employee Partnership for the 52,000 shares of
Aldabra common stock and the 1,572,000 warrants that it purchased.

9. Refer to footnote (1) on page 16. Tell us why the stated value of the warrants includes only the intrinsic value and not the option value of the warrants.

U.S. Federal Income Tax Consequences of the Great Lakes Merger and the Holding Company Merger, page 17

10. Refer to prior comment 18. We note the revised assuming that language in the second paragraph here and on page 87. Where the tax treatment depends upon the legal conclusions whether the merger transactions are reorganizations within the meaning of section 368 of the Internal Revenue Code, counsel must opine on these matters as part of its tax opinion and may not assume that its opinions are "correct." Alternatively, if counsel is unable to express an opinion that an intended tax benefit will be available because of uncertainty in the law or for other reasons, the opinion should so state and disclose that there is or may be a material tax risk that the particular benefit will be disallowed on audit. The tax effect of the disallowance should be disclosed in the tax opinion and in the prospectus. Please revise. Note that we are not objecting to the disclosure on page 88 that "Opinions of counsel neither bind the IRS or any court, nor preclude the IRS from adopting a contrary position."

Questions and Answers about the Transactions, page 19

11. Disclosure in the seventeenth Q&A that the mergers will be completed in October 2006 is inconsistent with disclosure elsewhere, including disclosure on page 15 that the Great Lakes merger will close in November 2006. Please reconcile the disclosures.

Risk Factors, page 26

12. Include as a discrete risk factor disclosure that:

* The warrants may be exercised only if there is a current registration statement.

* If there is not a current registration statement, the warrant holders are not entitled to a net cash settlement, and the warrants may expire without the warrant holders ever being able to exercise the warrants.

We note the disclosure on page 91.

Selected Historical Financial Information, page 38 and
GLDD Historical Statements of Operations, pages F-23 and F-36

13. Please revise the selected financial information and the historical statements of operations of GLDD Acquisitions Corp. to include also pro forma earnings per share and the weighted average number of pro forma shares used in the calculations as retroactively restated for the effects of the recapitalization. It appears to us that pro forma earnings per share are necessary since the recapitalization is essentially a stock split.

Comparable Transactions Analysis, page 64

14. Disclosure states that the financial advisor identified three transactions that it viewed as generally comparable to Great
Lakes.
Expand the disclosure to include the names of the three transactions.


The Merger, page 49

15. In the fourth paragraph, include Mr. Leight`s full name and position. We note the disclosure in the fifth paragraph in response to prior comment 23.

16. In the eleventh paragraph, disclosure states that the oral opinion updated the preliminary fairness opinion for market changes that had occurred in the previous week. Summarize the market changes.

Warrants, page 91

17. Please revise your disclosure to state correctly the date of the warrant clarification agreement as September 12, 2006.

Beneficial Ownership, page 143

18. Instruction 1 to Item 403 of Regulation S-B indicates that you state in a footnote to the beneficial ownership table the number of shares that the beneficial owner has the right to acquire within
60
days from options, warrants, rights, conversion privilege, or similar obligations. Item 403(b) of Regulation S-B requires, however, that you show the number of shares that the beneficial owner has the right to acquire within 60 days in the beneficial ownership table.
Since
outstanding warrants become exercisable upon the mergers` completion, tell us why you omitted the shares underlying the warrants from the beneficial ownership table.

Unaudited Pro Forma Condensed Consolidated Balance Sheet and
Statements of Operations, page 146

19. We read your response to prior comment 48 and believe that such information would be relevant to an investor`s understanding of the future expenses of the combined entity. Therefore, please revise the notes to the pro forma financial statements to disclose the specific nature and amount of expenses recorded by Aldabra during the periods presented and the reasons why these expenses are not expected to carryover to Great Lakes.

Note 11.  Commitments and Contingencies, page F-29

20. We read your response to prior comment 50. With regard to the matter related to Hurricane Katrina, you disclosed that the company
"does not believe it is reasonably possible that this claim will have a material adverse impact on its financial condition." Please clarify and disclose whether you believe it is reasonably possible that this matter could have a material impact on your results of operations and cash flows. If a material loss is reasonably possible, please provide any additional disclosures required by SFAS
5 and SAB 5:Y.

21. With respect to the personal injury lawsuits in Texas, you disclosed that "should these litigation trends persist, Great Lakes` future results of operations could be negatively impacted." You also disclosed that you have recorded charges of $2.0 million and $1.3 million during the first and second quarters of 2006. It appears to us that a negative trend already exists. In this regard, please clarify and disclose whether you believe it is reasonably possible that these matters will have a material impact on your financial statements. If a material loss is reasonably possible, please provide any additional disclosures required by SFAS 5 and SAB 5:Y, including a roll-forward of outstanding claims, the amounts of average settlements each period and the significant assumptions you used to determine the expenses you recorded.

Exhibits 5.1 and 5.2

22. We note the statement "The opinion expressed above is based exclusively on the statutory provisions of the Delaware General Corporation Law." Provide written confirmation tagged as correspondence on the EDGAR system that counsel concurs with our understanding that the reference and limitation to the Delaware General Corporation Law includes the statutory provisions and all applicable provisions of the Delaware constitution, including reported judicial decisions interpreting these laws.

23. We note the statement "This opinion letter is issued solely for the benefit of the persons to whom it is addressed." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion or other limitations on whom may rely on the opinion are unacceptable. Thus, we object to any language that states or implies that the opinion is "solely" for the benefit of the persons to whom it is addressed. Please delete the word "solely."

24. We note the statement "This opinion is being given as of the date hereof, and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances which may hereafter come to our attention with respect to the matters discussed herein, including any changes in applicable law which may hereafter occur."
Please delete. Alternatively, you must file new opinions immediately before the registration statement`s effectiveness because the opinions must speak as of that time.


Exhibit 8.1

25. Since the disclosure in the registration statement constitutes the opinion, the short form tax opinion filed as the exhibit and the prospectus both must state clearly that the disclosure in the prospectus` U.S. federal income tax considerations section is counsel`s opinion. Thus, it is unacceptable for the short form tax opinion or the prospectus to state that the statements in the prospectus to the extent that they constitute matters of United States federal income tax or legal conclusions are correct in all material respects. Please revise the sixth paragraph of the short form tax opinion to make clear that the disclosure in the prospectus is the opinion.

Exhibit 99.1

26. All forms of proxy filed under Rule 14a-6(a) of Regulation 14A must be marked clearly "Preliminary Copies." See Rule 14a-6(e)(1) of
Regulation 14A, and revise.

Closing

	File an amendment to the S-4 in response to the comments. To expedite our review, you may wish to provide us three marked courtesy copies of the filing. Include with the filing a cover letter tagged as correspondence that keys the responses to the comments and any supplemental information requested. If you think that compliance with any of the comments is inappropriate, provide the basis in the letter. We may have additional comments after review of the filing, the responses to the comments, and any supplemental information.

	We urge all persons responsible for the accuracy and adequacy of the disclosures in the filings reviewed by us to make certain that they have provided all information that investors require for an informed decision. Since Aldabra and its management are in possession of all facts relating to the disclosures in the filings, they are responsible for the adequacy and accuracy of the disclosures that they have made.

      When responding to our comments, provide a written statement from Aldabra acknowledging that:

* Aldabra is responsible for the adequacy and accuracy of the disclosures in the filings.

* Our comments or changes to disclosures in response to our comments do not foreclose the Commission from taking any action on the filings.

* Aldabra may not assert our comments as a defense in any proceedings initiated by the Commission or any person under the United States` federal securities laws.

	The Commission`s Division of Enforcement has access to all information that Aldabra provides us in our review of the filings or in response to our comments on the filings.

      You may direct questions on accounting comments to Dale A. Welcome, Staff Accountant, at (202) 551-3865 or Anne M. McConnell, Senior Staff Accountant, at (202) 551-3709. You may direct questions on other comments and disclosure issues to Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Christopher B. Edwards, Special Counsel, at (202) 551-3742.

Very truly yours,





Pamela A. Long

Assistant Director

cc:	Jack I. Kantrowitz, Esq.
	Sidley Austin LLP
	787 7th Avenue
	New York, NY 10019

	Carol Anne Huff, Esq.
	Kirkland & Ellis LLP
	200 East Randolph Drive
	Chicago, IL 60601



Mr. Nathan D. Leight
November 2, 2006
Page 1








UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE